SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of September, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]        Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]                    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: September 26, 2005	By:	/s/ Allan G. Bulckaert
	Name:	Allan G. Bulckaert
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 23, 2005

For Immediate Release

Bennett Environmental Announces Maintenance Shutdown

Oakville, Ontario, September 23, 2005 - Bennett Environmental Inc. announced today that it will take a maintenance shutdown at Récupère Sol Inc. (“RSI”), Saint Ambroise, Quebec.

The shutdown will begin on September 24, 2005 and will last approximately three weeks. During that time RSI will undertake routine maintenance that can only take place when the plant is not operating.

Al Bulckaert, Bennett’s President and CEO remarked that he is “quite pleased with the work that RSI has done over the past quarter, in fact, the plant has been operating for 117 days, this is the first time the plant has operated for over 100 consecutive days since its commissioning.” Mr. Bulckaert offered his thanks and congratulations to all members of the RSI team for meeting this new milestone.

During the current quarter RSI has processed approximately 15,000 tonnes of contaminated soil and has 8,000 tonnes in storage.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert, President/CEO or Andy Boulanger, CFO at the Oakville office at (905) 339-1540.